Far East Energy Corporation
363 N. Sam Houston Parkway East
Suite 380
Houston, Texas 77060

October 11, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628
Attn:	Craig H. Arakawa
Douglas Brown

Re:	Far East Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 0-32455

Ladies and Gentlemen:

This letter is in response to your letters of September 28, 2010 and September 30, 2010, relating to the above referenced Form 10-K (our “Form 10-K”) of Far East Energy Corporation (the “Company,” “we” or “us”).  To facilitate your review, we have repeated your comments in bold italics below followed immediately by our responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2009

SEC Letter of September 28, 2010

General

1.
We note the inclusion of a Corporate Presentation on the home page of your website, www.fareastenergy.com and that the Corporate Presentation includes a table of Estimated Gas-in-Place on page 8 and the inclusion of Recoverable CBM Resource on page 13. We permit oil and gas companies, in their filings, to disclose only reserves which are remaining quantities of oil and gas and related substances that a company has demonstrated with reliable technology to be economically and legally producible under existing economic and operating conditions. If you choose to retain this information, please consider including a disclaimer indicating that you use certain terms in the Corporate Presentation, such as Estimated Gas-in-Place and Recoverable CBM Resource, and that the SEC’s guidelines strictly prohibit the terms from inclusion in filings with the SEC. Further, the disclaimer must indicate that U.S. Investors are urged to consider closely the disclosure in your Form 10-K, File No. 0-32455 available from you at your website, www.fareastenergy.com, or from the SEC at www.sec.gov.

We acknowledge your comment and have revised our Corporate Presentation accordingly.

The calculations of Estimated Gas-in-Place and Recoverable CBM Resources included in our Corporate Presentation were derived in accordance with the standards and procedures promulgated by the Society of Petroleum Engineers, but do not constitute SEC reserves as defined by Rule 4-10(a) of Regulation S-X.  As noted in SEC Release 33-8995, the prohibition of disclosure of oil and gas resources other than reserves extends only to documents publicly filed with the SEC (other than resources required to be disclosed by foreign or state law or resources previously provided to a person in connection with a merger or acquisition in filings related to such acquisition) and does not extend to disclosures of oil and gas resources (other than reserves) in the U.S. on web sites and in press releases, subject, of course, in all cases to the provisions of Rule 10b-5.

United States Securities and Exchange Commission
October 11, 2010

Our Corporate Presentation has not been publicly filed with the SEC.  Consistent with the provisions of SEC Release 33-8995, page 2 of our Corporate Presentation (prior to our recent revisions to reflect the Staff’s comment), under the subheading “Definition of Technical Terms,” stated: “Certain technical terms used in this presentation associated with descriptions of the potential for oil and gas properties are not consistent with the definition of ‘Proved Reserves’ in the SEC rules and thus the SEC guidelines prohibit us from including such terms in filings with the SEC.”  The definitions of Total Gas-in-Place and Recoverable CBM Resources were then presented.  On that page, we also referred readers to our annual report on Form 10-K, quarterly reports on Form 10-Q and other reports filed with the SEC.  While we believe that our Corporate Presentation substantially complied with the rules and regulations of the SEC and the interpretive guidance promulgated by the Staff of the SEC to date, we recognize that the statement directing readers to our SEC filings was made only in the bullet point describing the forward-looking statements.

Therefore, following your guidance, we have revised the Corporate Presentation to repeat the cross-reference to our annual report on Form 10-K, quarterly reports on Form 10-Q and other reports filed with the SEC under the subheading “Definition of Technical Terms” and to provide the www.fareastenergy.com and www.sec.gov website addresses.

2.
Further, we note the Resource Comparison on page 13 of your Corporate Presentation and the comparing of your properties with “premier U.S. CBM plays.” Please provide supplementary materials that substantiate the claims made on this page of your corporate presentation.

Please refer to the supplementary materials that we have provided under separate cover, which we believe substantiate the comparisons made on page 13 of our Corporate Presentation.

As indicated in the footnotes to page 13 of our Corporate Presentation, the summary of permeability and recovery factor data set forth on that page for North Shouyang acreage was generated by Advanced Resources International based on its independent evaluation of the Shouyang Block in 2008, which consisted of core information and production tests from the Shouyang wells.  Additional data on that page was based on independent analyses and estimates of John P. Seidle of Sproule Associates, Inc., the Gas Research Institute and A.G. Edwards and Sons.  While the data generated by such analyses are inherently imprecise and vary depending on the exact location of testing and other factors, we believe the comparison to the San Juan, Black Warrior and Raton Basins in the U.S., which have been in CBM production for many years and are well-known to U.S. CBM investors, provides useful information to investors unfamiliar with CBM resources in China to help place the potential of the North Shouyang field in context.

3.
Finally, we note your inclusion of forecasted daily production and gas recovery rates on page 14 of your corporate presentation. Please tell us why you have not included disclosure of reserves in your filings. Further, with a view toward disclosure, please tell us what barriers exist impeding you from reporting reserves.

Based upon recent developments described below, we anticipate reporting reserves as of December 31, 2010, although there can be no assurances until completion of an evaluation and review by an independent petroleum engineering firm.

United States Securities and Exchange Commission
October 11, 2010

Among other requirements, Rule 4-10(a)(26) of Regulation S-X specifies that “there must exist, or there must be a reasonable expectation that there will exist, . . .. installed means of delivering . . . gas . . . to market. . . .”  On page 21 of our Form 10-K for the year ended December 31, 2009, we included the following risk factor disclosure:

“No facilities presently exist to transport or process CBM near our Yunnan Province projects, and, although larger pipelines exist in proximity to our Shanxi Province projects, pipelines must be built to connect to larger pipelines and facilities must be added to compress or liquefy and perhaps to transport any CBM that may be produced from those projects.”

On the dates as to which our disclosures relate, the absence of existing pipelines and facilities to compress or liquefy CBM, coupled with the nonexistence of contracts providing for the construction of such pipelines and facilities, led us to conclude that we did not possess the requisite reasonable expectation that installed means of delivering gas to market would exist and, for this primary reason, we concluded that our CBM resources did not at that time constitute reserves as defined by Rule 4-10(a)(26).  Please also see “Shouyang PSC—Our Holdings in the Shanxi Province of the People’s Republic of China—Business” and Note 2 to our consolidated financial statements to our Form 10-K.  We accordingly had not reported reserves in our filings with the SEC through the end of the 2009 fiscal year.

Although we have quite high potential for the Shouyang PSC, we only signed a gas sales contract in June 2010, and the pipeline that will transport the initial gas from production with a pipeline company was under construction throughout the summer.  We recently began construction of the gathering system for the wells drilled and dewatered at this time in the Shouyang pilot area, and thus we are attempting to commence gas sales by approximately the end of the 2010 fiscal year.  Until this year end, we have not had sufficient means to transport and sell the gas from the CBM wells drilled by the Company in the Shouyang PSC.  The Company has recently engaged an independent engineering firm to prepare a reserve report for the Shouyang PSC as of year end, by which time the Company anticipates it will be able to complete the gathering system and then begin to sell and deliver its gas production from that field.  This would enable us to report reserves as defined by Regulation S-X in the near future, although there can be no assurances until completion of the evaluation and review of the results by an independent petroleum engineering firm.  In future filings, if still applicable, we will describe what barriers exist impeding us from reporting reserves.

4.
Please provide the disclosure required by Subpart 1200 of Regulation S-K. Please see Item 102 of Regulation S-K and Rule 4-10(a)(16) of Regulation S-X. For example, and without limitation, please provide the disclosure required by Items 1205, 1206 and 1208 of Regulation S-K or tell us why such items do not apply.

In preparing our annual report on Form 10-K for the year ended December 31, 2009, we carefully reviewed the requirements of Subpart 1200 of Regulation S-K and believe that we have complied with its requirements in all material respects.  We also note that certain developments and conditions that have occurred or now exist, and which may have otherwise required certain disclosures under Subpart 1200, did not exist as of December 31, 2009. Nonetheless, consistent with your request, and also due to the previously described recent and ongoing developments, in future filings that are subject to Subpart 1200, as described in greater detail below, we will include additional disclosures, modify the presentation of information and otherwise clarify our disclosures on certain topics.  We have provided a detailed response below organized by the applicable Items of Subpart 1200 of Regulation S-K as of December 31, 2009.

United States Securities and Exchange Commission
October 11, 2010

Items 1202 and 1203

As noted in our response to Staff comment number 3 above, we concluded that we did not have “reserves,” as defined in Rule 4-10(a)(26) of Regulation S-X, as of the dates for which disclosures were required in our Form 10-K.  Consequently, no disclosure was required under Items 1202 and 1203 of Regulation S-K.

Item 1204

Item 1204 of Regulation S-K requires disclosure of production, by final product sold, of gas, the average sales price per unit of gas and the average production cost.  As noted in various places in our Form 10-K, we have been flaring off gas production and had no gas sales in the 2009 fiscal year.  Under Instruction 2 to Item 1204, flared gas should be omitted from disclosure under this Item.  Therefore, we did not have any sales or production of gas during the 2009 fiscal year for which disclosure would be required under Item 1204.

Item 1205

Although we believe that we have complied in all material respects with the requirements of Item 1205(a) and (c) of Regulation S-K as those requirements apply to the drilling and other exploratory and development activities involving CBM wells in China, nevertheless, as discussed below and also in light of recent and ongoing developments, in future filings, we intend to provide additional information to investors and to otherwise clarify our filings.

Item 1205(a) of Regulation S-K requires disclosure of the number of dry and productive, exploratory and development wells drilled in the past three fiscal years.  Item 1205(b) of Regulation S-K defines the number of wells drilled as the number “completed” regardless of when drilling was initiated.  For a well to be “completed,” there must be (i) installation of permanent equipment for production of gas or (ii), in the case of a dry well, reporting to the appropriate authority that the well has been abandoned.  See Item 1205(b) of Regulation S-K.  As of December 31, 2009, we had not installed permanent equipment for production of gas on any of our wells, even though they are capable of producing CBM during the dewatering phase.  In applying these definitions, we concluded as of the end of our 2009 fiscal year that none of our wells had been “completed” for purposes of disclosure under Item 1205(a).

With regard to disclosure of “dry wells” “completed” in the past three fiscal years, as described in “Coalbed Methane Gas and Attributes of Coalbed Methane Resources—Business” in our Form 10-K, once a well has been drilled, water must be removed from the coal seams to decrease reservoir pressure and release the gas.  Water production declines as CBM production increases, and in many cases CBM may be recovered during dewatering in sufficient quantities for commercial sales.  Further, many CBM development projects, particularly those where high permeability exists, require the drilling and dewatering of multiple wells to adequately reduce the pressure in the coal seams to allow meaningful gas production.  This process may last from a few weeks to as many as several years.  As noted in the Seidle Report supplementally provided to the Staff, many wells initially exhibit high water rates and minimal gas rates because the coal has been insufficiently dewatered.  In certain circumstances, dewatering may be suspended even though the well may later prove to be commercial when pressure is sufficiently reduced in the coal seam for desorption to occur.  Individual CBM wells may also be found to be unlikely to produce CBM in commercially viable quantities but would not be abandoned or considered “dry” if their continued dewatering alleviates pressure in the underlying coal seam resulting in greater aggregate CBM production among other wells in the same coal seam.  Consequently, although we have ceased drilling and dewatering activity at certain wells, none of them would be reported as “dry wells” for any of the last three fiscal years as that term is defined in Item 1205(b) of Regulation S-K because it has not been determined that any of these wells are incapable of producing CBM in sufficient quantities to justify completion.

United States Securities and Exchange Commission
October 11, 2010

Also, in China, there is no requirement to report to a governmental authority that a CBM well has been abandoned when dewatering operations have been terminated.  Thus, although we may have ceased dewatering some wells, since there is no requirement in China to report such abandonment, we determined that no disclosure of the number of “dry wells” was required under Item 1205(a) of Regulation S-K.

We note, however, that the differences in drilling and other exploratory and development activities between conventional natural gas and CBM can be confusing to readers and that Item 1205(a) of Regulation S-K was not written with CBM in mind.  See SEC Release 33-8995 at IV.B.6  Further, we note that in several instances in the “Business” section of our Form 10-K, we described wells as being “completed” with the intended meaning of how that term is used in CBM production and not as it is defined by Item 1205(b) of Regulation S-K.

Therefore, in future filings for which Item 1205 disclosure is required, in light of the extended period of time from when drilling has ceased and dewatering has commenced until full-scale production is achieved, we intend to provide additional information to investors about the status of the wells that have been drilled and are in various stages of dewatering and CBM production, including the number of “dry wells” and “productive wells” “completed” for the last three fiscal years, as those terms are defined by Item 1205(b) of Regulation S-K, which we anticipate being zero in the case of "dry wells."  Such additional information would include the number of CBM wells abandoned (even though not a “dry well") and the number of wells producing CBM (even though not a “completed” “productive well”).  We will further break these numbers down by exploratory and development wells and by net and gross wells.

We also considered the requirements of Item 1205(c) of Regulation S-K.  Our Form 10-K included disclosures, by geographic area, of our exploratory and development activities to date.  Please see pages 4 through 11 of our Form 10-K, incorporated by reference into Item 2 of Part I of our Form 10-K by means of a cross-reference set forth in the last sentence on page 28.  Upon further review of our disclosures in this regard, we note that we did not in all circumstances differentiate between activities within each of the last three years, in part because such differentiation would not be meaningful at this stage of the Company’s development.  In future filings on Form 10-K, we will (i) clarify this disclosure to provide the requisite differentiation among each of the last three years, (ii) incorporate appropriate subheadings to identify the responsive disclosure and (iii) consolidate the disclosure with Item 2 of Part I.

Item 1206

As with our disclosures responsive to Item 1205(c) of Regulation S-K, our disclosures responsive to Item 1206 of Regulation S-K were contained in Item 1 of Part I of our Form 10-K and were incorporated by reference into Item 2 of Part I of our Form 10-K by means of a cross-reference set forth in the last sentence on page 28 thereof to avoid unnecessary repetition.  In future filings on Form 10-K, we will implement the same clarifying improvements to our disclosure for our compliance with Item 1206 as we intend to adopt for purposes of future compliance with Item 1205(c) of Regulation S-K.

Item 1207

Item 1207 of Regulation S-K did not require any Form 10-K disclosure because we were not committed to provide gas under contracts.

United States Securities and Exchange Commission
October 11, 2010

Item 1208

During our 2009 fiscal year, none of our wells were producing wells or wells mechanically capable of production as that term is defined in Item 1208(c)(3) of Regulation S-K.  Please refer to our discussion of Items 1204 and 1205 of Regulation S-K above. Absent such “productive wells,” no disclosures were required under Item 1208(a) of Regulation S-K in our Form 10-K.

Our disclosures required by Item 1208(b) of Regulation S-K were contained on page 28 in Item 2 of Part I of our Form 10-K.

To conclude our response to the Staff's comment number 4, we wish to reiterate that, in future filings to which Subpart 1200 of Regulation S-K applies, we will add additional disclosures and otherwise clarify the presentation of information in accordance with our proposals outlined above.  We respectfully request the Staff's concurrence with this proposal.

Business, page 1

5.
We note you have not generated revenues from your operations to date and that you have characterized your company as a “development stage” entity. Because you are in an extractive industry, we believe you should modify the disclosures and labeling throughout your document to characterize the company as an “exploratory stage” entity, rather than a “development stage” entity. In this regard, we believe the term “development stage” has a specific meaning within the extractive industry as an advanced oil and/or gas activity in which proved reserves have been determined.

We have reviewed the applicable accounting literature, SEC rules and regulations (and Staff interpretations thereof) and industry practice and believe that we have correctly characterized the Company as a "development stage" entity in the oil and gas industry.

The Staff's comment appears to be based on an instruction in Guide 7 – Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, which contains specific definitions of the terms “Exploration Stage,” “Development Stage” and “Production Stage” applicable to mining and mineral reserves.  Based on those definitions, Guide 7 provides that mining companies “in the exploration phase should not refer to themselves as development-stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7 (now ASC Topic 915), if applicable.”  However, Guide 7 by its terms is not applicable to oil and gas activities, and the same instruction does not appear in Subpart 1200 of Regulation S-K or its predecessor, Guide 2 – Disclosure of Oil and Gas Operations.

We respectfully submit that, in the light of our history of referring to the Company in its financial statements as a development stage enterprise and the conformity of our disclosure with Subpart 1200 (and its predecessor Guide 2), which governs companies engaged in oil and gas activities, a reference to our operations as being in the Exploration Stage is likely to create confusion as to the context in which the term “Exploration Stage” is used in our financial statements and in describing our oil and gas operations.  The absence of any applicable definitions or instructions in Subpart 1200 (or its predecessor Guide 2), unlike mining companies governed by Guide 7, leaves the term “Exploration Stage” without any clear meaning in the context of oil and gas disclosure under Subpart 1200.

Please also note, as discussed in our response to comment number 3 above, we have begun the process of calculating our reserves with a view toward disclosure in the near future.  In addition, we expect to commence gas sales during the fourth quarter of the 2010 fiscal year.  Accordingly, if Guide 7 were applicable to the Company, we would more appropriately be characterized as a “Development Stage” or “Production Stage” company in our future filings with the SEC.

United States Securities and Exchange Commission
October 11, 2010

In light of the foregoing, we request the staff’s concurrence with our view that describing the Registrant’s operations as in the “Exploration Stage” is not required.

6.	Please tell us what consideration you gave to SEC Release No. 33-9106 (February 2, 2010) in providing disclosures regarding climate change matters.

In preparing our Form 10-K, we carefully considered the SEC’s guidance on climate change disclosure contained in SEC Release No. 33-9106 and concluded that no additional disclosures were warranted.  Specifically, we considered the following:

(i)
The impact of legislation and regulation regarding climate change.  Among other things, we considered how legislation and regulation may specifically affect us when preparing our risk factors disclosures.  Further, in drafting our Management Discussion and Analysis, we assessed whether any climate change legislation or regulation that has been adopted was reasonably likely to have a material effect on our financial condition or results of operation.  We further considered pending legislation or regulation and whether it was reasonably likely to be enacted.  These and other considerations were assessed in light of our status as a company with operations and end user markets primarily in the People’s Republic of China, which we believe obviates any need for disclosures in this regard.  For example, although China has ratified the Kyoto Protocol, as a non-Annex I country, it is not subject to quantitative emission reduction commitments and accordingly has not implemented legislation or regulation that we expect to affect materially the risks facing the Company or otherwise materially affect our financial condition or results of operation.  Similarly, we do not believe any pending legislation or regulation in China that is reasonably likely to be enacted will affect the risks facing the Company or have a material effect on our financial condition or results of operation.

(ii)
International accords.  As mentioned above, although China has ratified the Kyoto Protocol, as a non-Annex I country, it is not subject to quantitative emission reduction commitments.  We do not believe any other international accords are reasonably likely to affect the Company.

(iii)
Indirect consequences of regulation or business trends.  We considered whether developments relating to climate change may create new opportunities or risks that may have indirect consequences for us, including, among other things, increasing or decreasing demand for natural gas in China, increasing competition, changes in demand for services related to carbon based energy sources and reputational damage relating to greenhouse gas emissions.  As noted on page 3 of our Form 10-K, China’s energy needs have grown rapidly over the past 20 years, fueled in part by the tremendous economic growth during that period.  The growth in demand for energy in China is projected to outpace the rest of the world over the next decade.  As a result of China’s increasing energy needs, the Chinese government has focused great attention on the development of CBM.  For example, the Eleventh Five-Year Plan addressed CBM development with an overall goal of fostering a surge in CBM production, including the provision of financial incentives to stimulate the development of CBM.  Following examination of these factors, we concluded that no additional disclosures were needed.

United States Securities and Exchange Commission
October 11, 2010

(iv)
Physical impacts of climate change.  We assessed any material risks and consequences to us of the expected physical impact of climate change.  Our operations are vulnerable to severe weather insofar as they may impact prices for oil and gas, and we have disclosed this on page 24 of our Form 10-K under the subheading “The volatility of natural gas and oil prices could harm our business.”  In our view, additional disclosures were not required.

Report of Independent Registered Public Accounting Firm, page 50

7.	Please obtain and file audit reports which are dated by your current auditor to comply with §210.2-02(a)(1) of Regulation S-X.

We received audit reports from JonesBaggett LLP, our independent registered public accounting firm, dated March 15, 2010 in connection with our Form 10-K.  We retain such dated reports on file and, under separate cover, have provided you with true and correct copies of such dated reports.

Please note that the omission of the dates resulted from an inadvertent error in the process of finalizing our Form 10-K prior to filing, which went undetected.  However, as noted in the final sentence of each such report contained in pages 50 and 51 of our Form 10-K, our independent registered public accounting firm refers to its other report “dated March 15, 2010.”  Thus, the dates of our auditor’s reports were disclosed in our Form 10-K.  In light of the foregoing, we are of the view that we have substantially complied with the requirements of  Rule 2-02(a)(1) of Regulation S-X.

In future filings with the SEC in which such audit reports are presented, we will expressly set forth the date of each such report in the report itself.

Exhibits and Financial Statement Schedules

8.
We have observed that companies with operations in China are generally subject to restrictions on the distributions of funds outside the country, and see that you have disclosure indicating you may be subject to similar restrictions. Please evaluate the extent to which your assets in China are restricted, and the need to present separate financial information of the parent-only entity, following the guidance in FASB ASC 810-10-45-11 and FRC §213.02. Please submit the analysis and computations underlying your view on these requirements.

FASB ASC 810-10-45-11 provides general guidance that in some cases parent-entity financial statements may be needed to indicate adequately the position of bondholders and creditors of the parent.  All of our long-term debt obligations are incurred at the operating subsidiary level (fully and unconditionally guaranteed by the parent), and substantially all of our other contractual obligations are incurred at the operating subsidiary level.  See also Note 3 to the consolidated financial statements contained in our Form 10-K regarding the exchangeable note issued by our operating subsidiary to Arrow International.  We also have no preferred shareholders.  Further, we had no source of revenue as of December 31, 2009, and substantially all of our cash flow has been cash proceeds from offerings of our securities.  Consequently, substantially all cash has been held at the parent level until needed by the operating subsidiary for operational expenditures.  Without cash flow from operations and minimal amounts of indebtedness and operating expenditures at the parent level, parent-entity financial information would not be significant to an investor and, in our view, is not required by FASB ASC 810-10-45-11.

United States Securities and Exchange Commission
October 11, 2010

FRC §213.02 requires, among other things, that registrants identify and quantify restrictions on the ability of subsidiary companies to transfer funds to the parent through intercompany loans, advances and cash dividends.  Currently, to our knowledge, there would be no significant restrictions on the ability of our operating subsidiary to repay intercompany loans should it have funds available for such purpose.  Further, because our operating subsidiary had no cash flow from operations as of December 31, 2009 and a cash balance sufficient only to fund operational expenditures, such a restriction, if applicable, would not be meaningful to an investor or other reader of our financial statements because we do not anticipate being in a position to make distributions from our operating subsidiary to the parent entity for the foreseeable future.  The net assets held by our operating subsidiary consist primarily of interests in production sharing contracts and associated well and related costs, and we determined that, as of December 31, 2009, such assets did not constitute restricted net assets as that term is defined in FRC §213.02.  Therefore, it is our view that FRC §213.02 did not require separate financial information of the parent-entity and that any such financial information would not be meaningful until such time as our operating subsidiary begins to receive cash flow from operations or a substantial amount of non-guaranteed debt is held at the parent level.

Because our subsidiary holds primarily non-cash assets and is not currently generating revenue, providing parent level financial statements will not add additional transparency to the readers of our financial statements.  We will continue to monitor any restrictions that may be imposed by the Chinese government on our operating subsidiary’s ability to transfer funds to the parent through intercompany loans, advances and cash dividends and will prepare separate parent-entity financial information when required by GAAP, SEC rules and regulations or interpretive guidance promulgated by the Staff of the SEC.

SEC Letter of September 30, 2010

General

1.
You disclose on page 1 that CNPC is your current Chinese partner company in the Qinnan production sharing contract.  We also understand from your disclosure on pages 4 and 15 that you depend on CNPC, as holder of the exploration license for coalbed methane gas, to operate the Qinnan block.  We understand also, from the disclosure on page 4 that your contract regarding the Qinnan block covers the greatest acreage among your production sharing contracts in China, accounting for at least 43.31% of your gross acreage in China.

On its website, CNPC describes its operations in Iran, Sudan, and Syria, and its agreement with Cuba.  Each of these countries is designated a state sponsor of terrorism by the State Department, and is subject to U.S. export or asset controls.  We are aware from various published reports of organizational and investor efforts to persuade PetroChina, the reporting subsidiary of CNPC in the United States, to end its business contacts, direct or indirect, with Sudan and Iran.  We also are aware that certain institutional investors have divested PetroChina’s securities because of its ties, direct or indirect, to Sudan and Iran.

Please discuss, with a view toward disclosure in a separate risk factor in this filing, the potential impact upon Far East Energy Corporation of the investor sentiment evidenced by these actions directed toward PetroChina, including any potential adverse impact on your reputation or share value as a result of your relationship with CNPC and your apparent dependence upon CNPC for access to the Qinnan block.

United States Securities and Exchange Commission
October 11, 2010

In light of the Staff’s awareness of investor sentiment evidenced by actions directed toward PetroChina, in future filings, we will include appropriate risk factor disclosure that such actions may extend to PetroChina’s contractual counterparties, including the Company, which may adversely affect our reputation or share value.

Please note, however, that the Company does not have, and has never had, any contacts or business with Iran, Sudan, Syria, Cuba or any other country designated a state sponsor of terrorism by the State Department.  We have similarly never had any contacts or business with any entities that are to our knowledge controlled by the governments of any such country.  The Company has no plans to do business outside of China, and we have no intention ever to establish business contacts with any state sponsor of terrorism.  Our business is strictly focused on the Chinese domestic market.

Moreover, we have engaged in numerous conversations with our major shareholders and potential investors, as well as various investment banks and securities analysts, regarding our operations in China, our contractual relationship with CNPC and our business reputation.  To date, we have detected no adverse investor sentiment regarding our contractual relationship with CNPC, no reluctance to invest because of such relationship and no desire or intent to divest our securities because of such relationship.   Nevertheless, as mentioned, in future filings, we will include appropriate risk factor disclosure on this topic.

*   *   *

In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or require additional information, you may telephone or otherwise contact the undersigned (832-598-0470) or Amar Budarapu of Baker & McKenzie LLP (214-978-3060).

Sincerely,

/s/ Bruce N. Huff

Bruce N. Huff
Chief Financial Officer

cc:	Michael R. McElwrath, Chief Executive Officer
Amar Budarapu, Baker & McKenzie LLP
Roger Bivans, Baker & McKenzie LLP